UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PCTEL, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-27115	77-0364943
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

471 Brighton Drive

Bloomingdale, Illinois 60108

(Address of Principal Executive Offices, including Zip Code)

(630) 372-6800

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

PCTEL, Inc. evaluated its current product lines and determined that the Company produces products that contain conflict minerals. They are found in the solder (cassiterite), electrical capacitors (tantalum), electrical connectors (gold) and semiconductors (gold) used in the affected products. The Company concluded that it does not use tungsten in its products.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available along with the Company’s Conflict Minerals Policy at www.pctel.com under Corporate Governance.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2016

PCTEL, INC.

By:	/s/ John W. Schoen
John W. Schoen, Chief Financial Officer